[S&K LOGO]                                 NEWS RELEASE
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                                      AMERICA'S MEN'S STORE
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
P. O. Box 31800           Company Contact: Robert E. Knowles          NASDAQ Trading Symbol: SKFB
Richmond, VA 23294-1800                    Chief Financial Officer
                                           (804) 346-2500
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FOR IMMEDIATE RELEASE

                S & K FAMOUS BRANDS ANNOUNCES FISCAL YEAR AND 4th
             QUARTER RESULTS, ADDS INDUSTRY LEADER TO EXECUTIVE TEAM AND INITIATES CASH TENDER OFFER FOR 1.8 MILLION SHARES

      Experienced retail executive Stewart Kasen to become Chief Executive
        Officer; Company to repurchase up to 45% of outstanding stock as strategy to increase return on equity and enhance shareholder value.

Richmond, VA, March 27, 2002 -- S&K Famous Brands, Inc. (NASDAQ:SKFB; www.skmenswear.com), today announced earnings for the year and fourth quarter ended February 2, 2002.

FINANCIAL RESULTS

Net income for the fiscal year ended February 2, 2002 was $3.4 million, or $0.83 per diluted share, compared to net income of $4.5 million, or $1.04 per diluted share, in fiscal 2001. Sales for the 52-week year were $160.9 million compared to $167.9 million in the 53-week period last year. Comparable store sales for the recent 52 weeks decreased 3%.

Net income for the fourth quarter was $1.9 million, or $0.47 per diluted share, compared to net income of $2.6 million, or $0.64 per diluted share, in the same period last year. Net income in the fourth quarter this year includes $325,000 or $0.08 per share related to income from an insurance claim. Total sales for the 13-week fourth quarter were $48.1 million compared to $52.5 million for the 14-week quarter ended February 3, 2001. Comparable store sales for the recent 13 weeks were down 4% compared to the 13-week period ended February 3, 2001.

Stuart C. Siegel, Chairman and Chief Executive Officer, said, "While lower sales challenged our earnings results in the latter part of the year, we are pleased with our expense reduction efforts while showing significant improvements in our balance sheet. We ended the year with our bank borrowings completely paid off and $3.9 million excess cash equivalents, substantial inventory reductions due to improved stock balancing and clearance of older merchandise, and book value per share of $14.63. We are pleased with the renewed consumer interest in tailored clothing, the improving economy and the new spring merchandise assortments in our stores."

ADDITION TO EXECUTIVE TEAM

Mr. Siegel also announced that Stewart Kasen has been named President and Chief Executive Officer and has become a member of the Board of Directors. Siegel will continue as Chairman of the Board and Donald W. Colbert has been elevated to Vice Chairman, in addition to serving as Chief Operating Officer. Kasen has held senior management positions during a 30-year career with several leading retail chains, including Chairman, CEO and President of Best Products Co., Inc., President and CEO of the Emporium and Thalhimers Divisions of Carter Hawley Hale Stores and President of Schwarzchild Jewelers, Inc. He has worked as a consultant to the Company in the past and was unanimously approved as President and CEO by the Company's Board of Directors at its recent meeting. Mr. Kasen will assume his duties as President and CEO in mid-April.

Mr. Siegel added, "We have been looking for a seasoned merchandising and operations executive to add to our management team and believe we have found the ideal person in Stewart Kasen. He has proven his ability to lead in the value-based retail segment and his addition is good news for all S&K shareholders. I and the rest of

S&K FAMOUS BRANDS ANNOUNCES FISCAL YEAR AND 4th QUARTER RESULTS, ADDS INDUSTRY LEADER TO EXECUTIVE TEAM AND INITIATES CASH TENDER OFFER FOR 1.8 MILLION SHARES Page 2


our management team are very supportive of Stewart coming on board, and we look forward to working with him to help deliver strong results to our shareholders for many years to come." Stuart Siegel will remain active in the Company as Chairman of the Board, while Don Colbert will assume additional responsibilities as Vice Chairman. The Company does not anticipate any other additions or changes to its management structure at this time.

CASH TENDER

The Company is pleased to announce that it will offer to purchase up to approximately 1.8 million shares of S&K's common stock (approximately 45% of the outstanding shares). The Offer will be made at $11.00 per share, representing approximately an 18% premium to the $9.30 closing price per share on March 26, 2002, the day of its authorization by the Company's Board of Directors. If more than approximately 1.8 million shares are tendered, there will be a pro-ration of the tendered shares. The offer will be made pursuant to the Offer of Purchase dated March 28, 2002, and related materials, and will expire on April 26, 2002 at 5:00 p.m. unless otherwise extended. S&K will finance the tender offer through available cash and a new $46 million credit facility provided by SunTrust Bank, an existing lender to the Company, and Branch Banking & Trust Company of Virginia (BB&T). The Offer to Purchase has no financing contingencies or minimum requirements and may be withdrawn by the Company at any time.

The Company's management and Board of Directors believe that the Company's business and prospects, coupled with the current market price of its shares of Common Stock, make the purchase of the shares pursuant to the terms and conditions of the Offer an attractive investment opportunity. While the Board of Directors has approved the Offer to Purchase, the Board makes no recommendation to shareholders as to whether to tender or refrain from tendering their shares. Each shareholder must make the decision whether to tender shares and, if so, how many shares to tender.

Stewart Kasen, the Company's recently-named Chief Executive Officer, added, "We believe that the Company shares continue to be undervalued in the market and that a repurchase of shares enables us to enhance shareholder value and still preserve sufficient financial liquidity to execute our strategic plan. Our offer also provides those who wish to sell shares a window of opportunity to do so at a premium over recent trading prices. Following the completion of the Offer, we expect that our book value per share will increase as the Offer to Purchase, while at a premium to the current price, is well below the Company's current book value of $14.63 per share. We further expect that this Offer will be significantly accretive to the Company's earnings per share based on our pro forma assumptions for the current year."

This press release is for informational purposes only and is not an offer to buy or a solicitation of an offer to sell S&K common stock. The offer is being made solely by the offer to purchase which, together with the letter of transmittal and related documents, is being mailed to S&K record shareholders today and will be made available to other beneficial owners.

S&K Famous Brands, Inc. is a retailer of value-priced menswear operating 237 stores in 27 states reaching from the East Coast to Texas and from Maine to Florida. S&K offers a complete line of men's apparel generally priced 20-40% below department store and specialty store regular prices. For more information, go to our Web site at www.skmenswear.com.

                            (Financial Tables Follow)

Except for historical information contained herein, the statements in this release may be forward-looking and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company's actual results in future periods to differ materially from forecasted or expected results. Those risks include, among other things, the competitive environment in the value-priced men's apparel industry in general and in the Company's specific market area, inflation, changes in costs of goods and services and economic conditions in general and in the Company's specific market area. Those and other risks are more fully described in the Company's filings with the Securities and Exchange Commission.

                                      # # #

S&K FAMOUS BRANDS ANNOUNCES FISCAL YEAR AND 4th QUARTER RESULTS, ADDS INDUSTRY LEADER TO EXECUTIVE TEAM AND INITIATES CASH TENDER OFFER FOR 1.8 MILLION SHARES Page 3

                            S & K FAMOUS BRANDS, INC.
                              STATEMENTS OF INCOME

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
($ and shares in 000s)                                      Three Months Ended                Twelve Months Ended
                                                                (unaudited)
                                                         ---------------------------      ----------------------------
                                                         February 2,     February 3,      February 2,      February 3,
                                                             2002            2001            2002             2001
                                                         ---------------------------      ----------------------------
Net sales ..........................................       $48,094         $52,494         $160,858         $167,913
Cost of sales ......................................        25,451          26,697           83,080           84,830
                                                         ---------------------------      ----------------------------
Gross profit .......................................        22,643          25,797           77,778           83,083

Other costs and expenses:
   Selling, general and administrative .............        19,241          20,440           69,308           71,753
   Interest ........................................            53             271              375              869
   Depreciation and amortization ...................           761             835            3,183            3,239
   Other income, net ...............................          (478)            (14)            (549)             (86)
                                                         ---------------------------      ----------------------------
Income before income taxes .........................         3,066           4,265            5,461            7,308
Provision for income taxes .........................         1,165           1,620            2,075            2,777
                                                         ---------------------------      ----------------------------
Net income .........................................       $ 1,901         $ 2,645         $  3,386         $  4,531
                                                         ===========================      ============================
Diluted net earnings per share .....................       $  0.47         $  0.64         $   0.83         $   1.04
                                                         ===========================      ============================
Weighted average common shares outstanding plus
   dilutive potential common shares ................         4,069           4,123            4,072            4,375
                                                         ===========================      ============================
Effective income tax rate ..........................          38.0%           38.0%            38.0%            38.0%
                                                         ===========================      ============================
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Note: The fourth quarter was a 13-week period this year compared to a 14-week period last year. The current year was a 52-week period compared to a
      53-week period last year.

                              CONDENSED BALANCE SHEETS

                                                   February 2,      February 3,
($ in 000s)                                            2002             2001
                                                   -----------      -----------
Assets:
   Cash equivalents ..........................       $ 3,850          $     0
   Inventory .................................        44,869           52,031
   Other current assets ......................         3,891            3,590
                                                   -----------      -----------
      Total current assets ...................        52,610           55,621
   Property and equipment, net ...............        17,571           18,522
   Other assets ..............................         6,550            5,805
                                                   -----------      -----------
                                                     $76,731          $79,948
                                                   ===========      ===========

Liabilities and Shareholders' Equity:
   Accounts payable ..........................       $ 9,408          $ 6,691
   Other current liabilities .................         3,885            5,161
                                                   -----------      -----------
      Total current liabilities ..............        13,293           11,852
   Long-term debt ............................         1,260            9,050
   Other long-term liabilities ...............         1,583            1,485
   Deferred income taxes .....................         1,437            1,695
   Shareholders' equity ......................        59,158           55,866
                                                   -----------      -----------
                                                     $76,731          $79,948
                                                   ===========      ===========

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